Filed by WisdomTree Trust - WisdomTree Enhanced Commodity Strategy Fund Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: WisdomTree Continuous Commodity Index Fund Commission File No.: 333-233919

Important Information Regarding Your Client's Investment in WisdomTree Continuous Commodity Index Fund (GCC)

YOUR CLIENT'S VOTE PARTICIPATION IS NEEDED

DEAR FINANCIAL ADVISOR:

Recently, proxy materials were sent in the mail or by e-delivery to your clients who have an investment in WisdomTree Continuous Commodity Index Fund ("GCC"). They are being asked to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization (the "Reorganization"), which provides for the reorganization of GCC into and with the WisdomTree Enhanced Commodity Strategy Fund, a separate series of the WisdomTree Trust.

We are making you aware that we are actively soliciting shareholders to encourage vote participation and to make your clients aware that WisdomTree Commodity Services recommended a vote FOR the proposal. Our proxy solicitor, Di Costa Partners, will mail multiple communications to shareholders, as well as initiate telephone calls, to help inform and educate your clients and ask for their proxy vote. If your clients contact you, please recommend that they vote their shares.

Managed Broker Accounts:

If you have authority to vote on behalf of your clients, please review the attached proxy statement and vote your client's shares through your internal voting process.

If you have any questions regarding the proxy process, please call Di Costa Partners at 1-833-892-6628.

We appreciate your efforts in encouraging your client's participation.

Sincerely,

Jeremy Schwartz

President and Chief Executive Officer

WisdomTree Commodity Services, LLC

Additional Information

In connection with the proposed Reorganization, WisdomTree Enhanced Commodity Strategy Fund (the "Acquiring Fund") has filed a registration statement (Registration No. 333-239992) with the Securities and Exchange Commission ("SEC"). The registration statement includes a Proxy Statement/Prospectus. The registration statement was declared effective by the SEC on September 10, 2020, and we commenced mailing the Proxy Statement/Prospectus to the shareholders of GCC on or about September 14, 2020. The Proxy Statement/Prospectus provides important comparative information about GCC's and the Acquiring Fund's respective objectives, strategies, risks, and fees and expenses. Investors should carefully read and consider the Proxy Statement/Prospectus before voting. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

WisdomTree Commodity Services and WisdomTree Asset Management and their representatives may be deemed to be participants in the solicitation of proxies in connection with the Reorganization. Information regarding the participants in the solicitation is provided in the registration statement and the Proxy Statement/Prospectus.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.